UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Comverge, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

205859101

(Cusip Number)

Brian Schwartz

Richard H. Siegel, Esq.

Grace Bay Holdings II, LLC

c/o H.I.G. Capital, L.L.C.

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

(305) 379-2322

With copies to:

James S. Rowe, Esq.

Michael H. Weed, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205859101	13D	Page 3 of 16

1	NAME OF REPORTING PERSON: Grace Bay Holdings II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,747,252 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,747,252 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,747,252 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.08% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	The calculation of this percentage is based on 30,258,695 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D and (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Senior Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 4 of 16

1	NAME OF REPORTING PERSON: Bayside Capital, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,747,252 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,747,252 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,747,252 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.08% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	The calculation of this percentage is based on 30,258,695 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D and (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Senior Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 5 of 16

1	NAME OF REPORTING PERSON: Peak Holding Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,873,562 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,873,562 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,873,562 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	The calculation of this percentage is based on 34,385,005 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D and (ii) 6,873,562 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 6 of 16

1	NAME OF REPORTING PERSON: H.I.G. Bayside Debt & LBO Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,873,562 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,873,562 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,873,562 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	The calculation of this percentage is based on 34,385,005 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D and (ii) 6,873,562 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 7 of 16

15	NAME OF REPORTING PERSON: H.I.G. Bayside Advisors II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
17	SEC USE ONLY:
18	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
19	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
20	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER -0-
	22	SHARED VOTING POWER 6,873,562 (See Item 5)
	23	SOLE DISPOSITIVE POWER -0-
	24	SHARED DISPOSITIVE POWER 6,873,562 (See Item 5)
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,873,562 (See Item 5)
26	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.99% (1)
28	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	The calculation of this percentage is based on 34,385,005 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D and (ii) 6,873,562 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 8 of 16

15	NAME OF REPORTING PERSON: H.I.G.-GPII, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
17	SEC USE ONLY:
18	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
19	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
20	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER -0-
	22	SHARED VOTING POWER 6,873,562 (See Item 5)
	23	SOLE DISPOSITIVE POWER -0-
	24	SHARED DISPOSITIVE POWER 6,873,562 (See Item 5)
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,873,562 (See Item 5)
26	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.99%(1)
28	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	The calculation of this percentage is based on 34,385,005 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D and (ii) 6,873,562 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 9 of 16

1	NAME OF REPORTING PERSON: Sami W. Mnaymneh I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,620,815 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,620,815 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,620,815 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.91% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	The calculation of this percentage is based on 37,132,257 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D, (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Senior Convertible Note (as defined below) and (iii) 6,873,562 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below).

CUSIP No. 205859101	13D	Page 10 of 16

1	NAME OF REPORTING PERSON: Anthony A. Tamer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,620,815 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,620,815 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,620,815 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.91%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	The calculation of this percentage is based on 37,132,257 shares of Common Stock (as defined below) outstanding which is the sum of (i) 27,511,443 shares outstanding as of March 26, 2012, as represented in the Merger Agreement discussed in Item 4 of this Schedule 13D, (ii) 2,747,252 shares of Common Stock issuable upon conversion of the Senior Convertible Note (as defined below) and (iii) 6,873,562 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 27, 2012 (the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”) as described below. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment is being filed by:

(a) Grace Bay Holdings II, LLC, a Delaware limited liability company (“Holdings II”);

(b) Bayside Capital, Inc., a Florida corporation (“Bayside Capital”);

(c) Peak Holding Corp. (“Peak”), a Delaware corporation;

(d) H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“Fund II”);

(e) H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company (“Advisors II”);

(f) H.I.G.-GPII, Inc., a Delaware corporation (“GP II”);

(g) Sami W. Mnaymneh; and

(h) Anthony A. Tamer.

The entities and persons set forth in clauses (a) through (h) are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Amendment because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Amendment. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

The manager of Holdings II is Bayside Capital, and Messrs. Tamer and Mnaymneh are co-presidents of Bayside Capital. Peak is controlled by Fund II. The general partner of Fund II is Advisors II, the manager of Advisors II is GP II, and Messrs. Tamer and Mnaymneh are co-presidents of GP II.

Grace Bay Holdings II, LLC

Holdings II is a limited liability company organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Holdings II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Bayside Capital, Inc.

Bayside Capital is a corporation organized under the laws of Florida and is the manager of Holdings II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of Bayside Capital, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of Bayside Capital are as follows:

Name	Positions with Bayside Capital	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Richard H. Siegel	Vice President and General Counsel	Vice President and General Counsel of H.I.G. Capital, LLC

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Peak Holding Corp.

Peak is a Delaware corporation which was formed for the specific purpose of effecting transactions regarding the Issuer and has not engaged in any activities except in connection with these transactions. Peak is controlled by Fund II. The principal office of Peak is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of Peak are as follows:

Name	Positions with Parent	Principal Occupation or Employment
Brian D. Schwartz	President, Director	Executive Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Secretary, Director	Principal of H.I.G. Capital Management, Inc.

Joseph Zulli	Treasurer, Director	Principal of H.I.G. Capital Management, Inc.

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Bayside Debt & LBO Fund II, L.P.

Fund II is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Fund II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Bayside Advisors II, LLC

Advisors II is a limited liability company organized under the laws of the State of Delaware and is the general partner of Fund II. Its principal business is as a private equity management company. The principal business address of Advisors II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. GP-II, Inc.

GP II is a corporation organized under the laws of Delaware and is the manager of Advisors II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of GP II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of GP II are as follows:

Name	Positions with GP II	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Richard H. Siegel	Vice President and General Counsel	Vice President and General Counsel of H.I.G. Capital, LLC

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Sami W. Mnaymneh and Anthony A. Tamer

Messrs. Mnaymneh and Tamer are the directors and sole shareholders of Bayside Capital and GP II.

Mr. Mnaymneh is a co-founding partner of H.I.G. Capital, LLC (“H.I.G. Capital”) and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital, Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

Mr. Tamer is a co-founding partner of H.I.G. Capital and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital, Mr. Tamer was a partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The purchase of the Senior Convertible Note (as defined below) by Holdings II was funded by a contribution of capital from Fund II, an affiliate of Holdings II, which came from capital committed by the limited partners of Fund II as well as unsecured borrowings under a working capital credit line, each in the ordinary course of business. The purchase of the Subordinated Convertible Note (as defined below) by Peak was funded by a contribution of capital from Fund II, which came from capital committed by the limited partners of Fund II as well as unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended as follows:

As previously disclosed in the Statement on February 24, 2012 (the “Effective Date”), Holdings II entered into an Assignment and Assumption Agreement (the “Assignment Agreement”) with Partners for Growth III, L.P. (“PFG”), pursuant to which Holdings II purchased $7,650,000 aggregate principal amount of, or 51% of PFG’s interest in, the Issuer’s Amended and Restated Senior Convertible Promissory Note (the “Senior Convertible Note”). Holdings II paid PFG $7,650,000 for 51% of the Senior Convertible Note. The Senior Convertible Note has a principal amount of $15,000,000 and is convertible into 2,747,252 shares of Common Stock (the “Senior Note Shares”), at a conversion price of $5.46 per share. For eighteen months from the Effective Date, PFG had the option to sell the remaining 49% of the Senior Convertible Note to Holdings II, and Holdings II had the option to purchase the remaining 49% of the Senior Convertible Note from PFG, in each case at a price equal to the aggregate principal amount at par value plus $1,500,000.

On February 21, 2012, PFG delivered to the Company a notice that the Senior Convertible Note was in default.

On March 8, 2012, Holdings II and PFG entered into an Assignment and Assumption Agreement (the “Second Assignment Agreement”) pursuant to which PFG sold the remaining 49% of the Senior Convertible Note to Holdings II for $8,850,000. The foregoing description of the Second Assignment Agreement is qualified in its entirety by reference to the full terms of the Assignment Agreement, which is attached as Exhibit 99.4 and is incorporated herein by reference.

On March 26, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Peak Merger Corp. (“Peak Merger”), Peak and the Issuer, pursuant to which Peak Merger will commence a tender offer (the “Offer”) to purchase all of the outstanding Common Stock at a price of $1.75 net per share in cash, less any applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions to be set forth in an Offer to Purchase and in a related Letter of Transmittal. In connection with the Merger Agreement, the Issuer also entered into a Note Purchase and Security Agreement (the “Note Purchase Agreement”), by and among the Issuer and certain of its subsidiaries named therein, and Peak, pursuant to which Peak purchased a $12,000,000 Subordinated Secured Convertible Note (the “Subordinated Convertible Note”). The Subordinated Convertible Note is convertible into 19.99% of the outstanding shares of Common Stock, or 6,873,562 shares (the “Subordinated Note Shares”), at a conversion price of $1.40 per share, until the Issuer obtains stockholder approval for the issuance of additional shares of Common Stock pursuant to the Note Purchase Agreement. If the stockholders of the Issuer approve the issuance of additional shares of Common Stock pursuant to the Note Purchase Agreement, the entire principal amount of the Subordinated Convertible Note would be convertible into 8,571,428 shares of Common Stock. The Subordinated Convertible Note cannot be converted into Subordinated Note Shares until either (i) Peak Merger accepts for purchase the shares Common Stock of the Issuer tendered in the Offer or (ii) the Merger Agreement is terminated.

The closing of the Offer is conditioned upon, among other things, there being validly tendered, in accordance with the terms of the Offer, a number of shares of Common Stock which, together with Common Stock then owned by Peak and Peak Merger (if any), represents a majority of the issued and outstanding Common Stock plus all Common Stock which the Issuer may be required to issue to holders of the Issuer’s stock options and warrants, as the closing of the Offer.

Pursuant to the Merger Agreement, the Issuer has granted Peak and Peak Merger an irrevocable option to purchase (the “Top-Up Option”), at a price per share equal to the Offer Price, a number of shares of Common Stock equal to the number of shares that, when added to the number of shares owned by Peak and Peak Merger at the time of exercise, constitutes one share more than the number of shares necessary for Peak Merger to be merged into the Issuer in a short-form merger pursuant to Section 253 of the Delaware General Corporation Law (a “Short-Form Merger”), i.e., 90% of the shares of Common Stock then outstanding after giving effect to the issuance of such shares. Following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Peak Merger will exercise the Top-Up Option (if necessary to effect a Short-Form Merger) and the Issuer will effect the Short-Form Merger, with the Issuer as the surviving corporation in the Short-Form Merger continuing as a wholly-owned subsidiary of Peak. If Peak Merger is unable to effect a Short-Form Merger, and all other conditions set forth in the Merger Agreement have been satisfied or waived, the Issuer will merge with and into Peak Merger (the “Merger”) with the Issuer as the surviving corporation in the Merger continuing as a wholly-owned subsidiary of Peak. As a result of the Merger, or the Short-Form Merger, as the case may be, each outstanding share of Common Stock (other than shares owned by Peak, Peak Merger or the Issuer, or by any stockholder of the Issuer who or which is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price at the effective time of the Merger or the Short-Form Merger, as the case may be (the “Effective Time”). The consummation of the Merger or the Short-Form Merger, as the case may be, is subject to certain closing conditions, including, in the case of the Merger, approval by the Issuer’s stockholders.

In connection with entry into the Merger Agreement, on March 26, 2012, Holdings II and the Issuer entered into a Forbearance Agreement (the “Holdings II Forbearance Agreement”) with respect to the Senior Convertible Note, and Peak and the Issuer entered into a Forbearance Agreement with respect to the Subordinated Convertible Note (the “Peak Forbearance Agreement” and, together with the Holdings II Forbearance Agreement, the “Forbearance Agreements”). Pursuant to the Forbearance Agreements, Holdings II and Peak have agreed to forbear from exercising certain rights and remedies each may have under the Senior Convertible Note and the Subordinated Convertible Note, respectively, for a certain period time. In addition, each of the Forbearance Agreements provide for certain events and circumstances in which the Issuer may prepay, or Holdings II or Peak may request prepayment, of all amounts outstanding under the Senior Convertible Note and the Subordinated Convertible Note, respectively including, in some cases, a prepayment premium.

The foregoing description of the Note Purchase Agreement, the Merger Agreement, the Holdings II Forbearance Agreement and the Peak Forbearance Agreement is qualified in its entirety by reference to the full terms of the Note Purchase Agreement, the Merger Agreement, the Holdings II Forbearance Agreement and the Peak Forbearance Agreement, which are attached as Exhibits 99.5, 99.6, 99.7 and 99.8, respectively, and are incorporated herein by reference.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. If the Offer is consummated, Peak will be entitled to designate a number of persons to the board of directors that reflects Peak’s proportionate voting interest in the Issuer. The purpose of the Merger or the Short-Form Merger, as the case may be, is to acquire all outstanding shares of Common Stock not tendered and purchased pursuant to the Offer. All Common Stock acquired by Peak Merger pursuant to the Offer will be retained by Peak Merger pending the Merger or the Short-Form Merger, as the case may be. After the consummation of the Offer, Peak Merger intends to consummate the Merger or the Short-Form Merger, as the case may be, as promptly as practicable, subject to the satisfaction of certain conditions. Upon the consummation of the Merger or the Short-Form Merger, as the case may be, (i) the Surviving Corporation will become a wholly-owned subsidiary of Peak and (ii) each outstanding share of Common Stock (other than shares owned by Peak, Peak Merger or the Issuer, or by any stockholder of the Issuer who or which is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

At the Effective Time and pursuant to the Merger Agreement, the Issuer’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Peak Merger as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Comverge, Inc.”, and the by–laws of Peak Merger as in effect immediately prior to the Effective Time will become the by–laws of the Surviving Corporation. The directors of Peak Merger immediately prior to the Effective Time will become the directors of the Surviving Corporation and, subject to certain exceptions, the officers of the Issuer will become the officers of the Surviving Corporation.

Following the Merger or the Short-Form Merger, as the case may be, the Common Stock will no longer be traded on The Nasdaq Stock Market, there will be no public market for the Common Stock and registration of the Common Stock under the Securities Exchange Act of 1934 will be terminated.

There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)—(b) Holdings II is the direct owner of the Senior Convertible Note. The Senior Convertible Note is convertible into 2,747,252 Senior Note Shares at a conversion price of $5.46 per share. Holdings II would have shared power to vote and dispose of the Senior Note Shares upon conversion of the entire principal amount of the Senior Convertible Note, representing approximately 9.08% of the outstanding Common Stock. Bayside Capital, as the manager of Holdings II will also have shared power to vote and dispose of the Senior Note Shares, representing approximately 9.08% of the outstanding Common Stock, upon conversion of the Senior Convertible Note. The calculation of this percentage is based on 30,258,695 shares of Common Stock outstanding which is the sum of (i) 27,511,443 shares of Common Stock outstanding as of March 26, 2012, as represented in the Merger Agreement and (ii) 2,747,252 Senior Note Shares issuable upon conversion of the Senior Convertible Note.

Peak is the direct owner of the Subordinated Convertible Note. The Subordinated Convertible Note is convertible into 6,873,562 Subordinated Note Shares at a conversion price of $1.40 per share. Peak would have shared power to vote and dispose of the Subordinated Note Shares upon conversion of the entire principal amount of the Subordinated Convertible Note, representing approximately 19.99% of the outstanding Common Stock. Fund II, as the sole shareholder of Peak, Advisors II, as the general partner of Fund II, GP II, as the manager of Advisors II, will also have shared power to vote and dispose of the Subordinated Note Shares, representing approximately 19.99% of the outstanding Common Stock, upon conversion of the Convertible Note. The calculation of this percentage is based on 34,385,005 shares of Common Stock outstanding which is the sum of (i) 27,511,443 shares of Common Stock outstanding as of March 26, 2012, as represented in the Merger Agreement and (ii) 6,873,562 Subordinated Note Shares issuable upon conversion of the Subordinated Convertible Note.

Messrs. Tamer and Mnaymneh, as the co-presidents of Bayside Capital and GP II, will also have shared power to vote and dispose of the 2,747,252 Senior Notes Shares and 6,873,562 Subordinated Note Shares issuable upon conversion of both the Senior Convertible Note and the Subordinated Convertible Note, representing approximately 25.91% of the outstanding Common Stock. The calculation of this percentage is based on 37,132,257 shares of Common Stock outstanding which is the sum of (i) 27,511,443 shares of Common Stock outstanding as of March 26, 2012, as represented in the Merger Agreement, (ii) 2,747,252 Senior Note Shares issuable upon conversion of the Senior Convertible Note and (iii) 6,873,562 Subordinated Note Shares issuable upon conversion of the Subordinated Convertible Note.

Except as set forth in this Item 5(a)—(b), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, no director or executive officer of a Reporting Person disclosed in Item 2, beneficially owns any shares of Common Stock.

(c) Except for the agreements described in the Statement and this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a)—(b).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Except for the agreements described in this Amendment, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of March 26, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by the Reporting Persons on February 24, 2012).

Exhibit 99.3	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries, and Partners for Growth II, LP (incorporated by reference to Exhibit 10.47 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 3, 2011).

Exhibit 99.4	Assignment and Assumption Agreement, dated as of March 8, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC.

Exhibit 99.5	Note Purchase and Security Agreement, dated as of March 26, 2012, by and among the Issuer and certain of its subsidiaries named therein, and Peak Holding Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.6	Agreement and Plan of Merger, dated as of March 26, 2012, by and among the Issuer, Peak Holding Corp. and Peak Merger Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.7	Forbearance Agreement, dated as of March 26, 2012, by and among the Issuer and certain of its subsidiaries named therein, and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.8	Forbearance Agreement, dated as of March 26, 2012, by and among the Issuer and certain of its subsidiaries named therein, and Peak Holding Corp (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.9	Powers of Attorney for certain of the Reporting Persons (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by the Reporting Persons on February 24, 2012).

Exhibit 99.10	Powers of Attorney for certain of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2012

PEAK HOLDING CORP.

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Title:	Attorney-in-fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

GRACE BAY HOLDINGS II, LLC

By:	Bayside Capital, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

BAYSIDE CAPITAL, INC.

By:	/s/ Richard H. Siegel

Name:	Richard H. Siegel
Its:	Vice President and General Counsel

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
Richard H. Siegel
Attorney-in-Fact

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
Richard H. Siegel
Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of March 26, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by the Reporting Persons on February 24, 2012).

Exhibit 99.3	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries, and Partners for Growth II, LP (incorporated by reference to Exhibit 10.47 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 3, 2011).

Exhibit 99.4	Assignment and Assumption Agreement, dated as of March 8, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC.

Exhibit 99.5	Note Purchase and Security Agreement, dated as of March 26, 2012, by and among the Issuer and certain of its subsidiaries named therein, and Peak Holding Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.6	Agreement and Plan of Merger, dated as of March 26, 2012, by and among the Issuer, Peak Holding Corp. and Peak Merger Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.7	Forbearance Agreement, dated as of March 26, 2012, by and among the Issuer and certain of its subsidiaries named therein, and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.8	Forbearance Agreement, dated as of March 26, 2012, by and among the Issuer and certain of its subsidiaries named therein, and Peak Holding Corp (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 26, 2012).

Exhibit 99.9	Powers of Attorney for certain of the Reporting Persons (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by the Reporting Persons on February 24, 2012).

Exhibit 99.10	Powers of Attorney for certain of the Reporting Persons.